IAMGOLD CORPORATION

TSX : IMG NYSE : IAG

NEWS RELEASE

IAMGOLD RENEWS PRELIMINARY BASE SHELF PROSPECTUS

Toronto, Ontario, May 6, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced it has filed a preliminary short form base shelf prospectus with the securities regulators in each province and territory of Canada. This filing replaces the previous shelf, which expired on May 3, 2020.

This filing, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, when made final or effective, will allow the Company to make offerings of common shares, first preference shares, second preference shares, debt securities, warrants, subscription receipts or any combination thereof of up to US $1 billion during the next 25 months in the United States and Canada. The net proceeds from any such offerings may be used by the Company to fund on-going operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, fund potential future acquisitions and for general corporate purposes.

The Company filed this new preliminary base shelf prospectus with a view to maintaining financial flexibility but has no immediate intention to undertake an offering.

This news release does not constitute an offer of any securities for sale.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkino Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs more than 4,700 people.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index[4].

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.